October 27, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: IMA Tech Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed October 5, 2023
File No. 333-273283

Ladies and Gentlemen:

We are submitting this letter on behalf of IMA Tech Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated October 18, 2023 relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-273283) filed with the Commission on October 5, 2023 (the “Amendment No. 2 to Registration Statement on Form S-1”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Amendment No. 2 on Registration Statement on Form S-1

Our Company, page 9

1. We note your response to prior comment 2. In light of your limited operating history and limited operating expenses to date, please revise to provide a more complete discussion regarding the development and implementation of your "proprietary AI models." As part of your disclosure, clarify how you iteratively developed "advanced machine learning techniques" and trained neural network models using curated datasets, with specificity, including whether your sole officer independently developed the underlying software or codebase. To the extent the AI models were not developed by your sole officer, clarify if they were off-the-shelf AI program or models provided by third parties or if they were pre-selected algorithms, AI models, or chatbots.

Response:

In response to the Staff’s comment, the Company has disclosed the information.

Our AI models have been developed iteratively using advanced machine learning techniques and neural networks. Training neural network models involved…, page 9

Audited Financial Statements

Note 5. Related Party Transactions, page F-6

2. We note the revised disclosure regarding the loan from the CEO and sole director of the Company. Please revise to disclose the total amount available under the loan agreement. Similarly revise the note disclosure in the July 31, 2023 financial statements.

Response:

In response to the Staff’s comment, the Company has revised the disclosure.

Sincerely,

/s/ Liliia Havrykh